UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Equus Total Return, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294766100
(CUSIP Number)

Kenneth I. Denos
700 Louisiana St. 48th Floor

Houston, TX 77002

Telephone: (801) 816-2511

Facsimile: (212) 671-1534

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Benton Capital Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 3,228,024
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 3,228,024
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,024
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.88%
14		TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) John A. Hardy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 3,228,024
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 3,228,024
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,728,024
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.58%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the acquisition of shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Company”). The Common Stock was acquired from MVC Capital, Inc. (“MVC”), an existing shareholder of the Company, by Benton Capital Inc. (“Benton”), a British Columbia corporation beneficially owned and controlled by John A. Hardy. A copy of the Securities Purchase Agreement between MVC and Benton is attached to this filing as Exhibit “D”. The principal executive offices of the Company are located at 700 Louisiana St., 48th Floor, Houston, Texas 77002.

Item 2. Identity and Background

This statement is being filed jointly by: Benton and John A. Hardy (hereafter, collectively, the “Reporting Persons”).

Benton is a corporation organized under the laws of British Columbia and is a special purpose investment vehicle. Benton’s principal office is located at c/o DLA Piper LLP, 666 Burrard St., Suite 2800, Vancouver, BC V6P 6B3. Benton is wholly-owned by John A. Hardy.

Mr. Hardy’s business address is c/o the Company at 700 Louisiana St., 48th Floor, Houston, TX 77002. Mr. Hardy is a citizen of Canada.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A is the name, business address, principal present occupation and citizenship of Mr. Hardy, who is the sole control person of Benton.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the consideration provided for the Common Stock was a loan procured by Benton from PG Holdings, LLC, a Delaware limited liability company.

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock reported herein based on the Reporting Persons’ belief that the Common Stock at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock of the Company, the business affairs and financial condition of the Company and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Company through, among other things, the purchase or sale of Common Stock in the open market or in private transactions, including the purchase of Common Stock through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Company is presently classified as a business development company (“BDC”) pursuant to the Investment Company Act of 1940 (the “1940 Act”). On May 14, 2014, the Company announced that it intended to effect a reorganization pursuant to Section 2(a)(33) of the 1940 Act (hereinafter, the “Plan of Reorganization”). The Company further stated that it intended to finalize the Plan of Reorganization by pursuing a merger or consolidation with MVC or an operating company, which operating company may be a subsidiary or portfolio company of MVC. Absent the Company merging or consolidating with/into MVC or a subsidiary thereof, the Company expressed its intention to (i) terminate its election to be classified as a BDC under the 1940 Act, and (ii) be restructured as a publicly-traded operating company focused on the energy, natural resources, technology, and/or financial services sector. The most recent statement made by the Company to this effect was in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the Securities and Exchange Commission on May 12, 2020. John A. Hardy executed certifications in connection with this quarterly filing in his capacity as Chief Executive Officer of the Company pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

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In addition to the Plan of Reorganization, it is anticipated that the Reporting Persons may, from time to time, have discussions with other members of management, the board of directors, and other stockholders of the Company. The Reporting Persons intend to monitor and evaluate the Company’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Company may benefit from the institutional experience of the Reporting Persons. The Reporting Persons also may seek in the future to have one or more additional representatives appointed or elected to the board of directors of the Company or to propose other matters for consideration and approval by the Company’s stockholders or board of directors. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Company be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Company in a negotiated transaction or otherwise. If the Reporting Persons or any of their affiliates should acquire control of the Company, it or its affiliates may transfer all or part of the Company to affiliated or unaffiliated persons.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interests in Securities of the Issuer

(a)                The Reporting Persons beneficially own 3,728,024 shares of Common Stock in the aggregate, which represent approximately 27.58% of the issued and outstanding shares of Common Stock of the Company.

(b)                The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 3,728,024 shares of Common Stock, which represent approximately 27.58% of the outstanding shares of Common Stock.

(c)                Other than the acquisition of Common Stock from MVC as described under Item 1 above, none of the Reporting Persons have purchased any shares of the Company during the past 60 days.

(d)                No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

None.

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Item 7. Materials to be filed as Exhibits.

Exhibit A. Principals of Benton

Exhibit B. Joint Filing Agreement

Exhibit C. Loan Agreement

Exhibit D. Securities Purchase Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENTON CAPITAL INC.

By: /s/ John A. Hardy*
 Name: John A. Hardy

Title: Director

JOHN A. HARDY

By: /s/ John A. Hardy*

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EXHIBIT A

Principals of Benton

John A. Hardy is the sole principal of Benton. Mr. Hardy’s name, business address, present principal occupation, and citizenship are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
John A. Hardy c/o DLA Piper LLP 666 Burrard St., Suite 2800 Vancouver, BC V6P 6B3

BENTON CAPITAL INC.

Director and sole owner. Benton’s principal office is at c/o DLA Piper LLP, 666 Burrard St., Suite 2800, Vancouver, BC V6P 6B3.

EQUUS TOTAL RETURN, INC.

Chief Executive Officer. Equus Total Return, Inc.’s principal office is at 700 Louisiana St., 48th Floor, Houston, TX 77002.

[Canada]

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EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on July 20, 2020.

BENTON CAPITAL INC.

By: /s/ John A. Hardy*

Name: John A. Hardy

Title: Director

JOHN A. HARDY

By: /s/ John A. Hardy*

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